Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Call of the 3rd quarter 2016 Result

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company is to hold a conference call today, November 01, 2016, of the third quarter 2016 result. The information and forecasts presented are based on information available up to the time of the event and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that with respect to the public conference call, Itaú Unibanco Holding provides:

Prior to the scheduled starting time (10:00 a.m. in Portuguese and 11:30 a.m. in English):

The slides to be presented (also sent to the Brazilian Securities and Exchange Commission - CVM and to BM&FBovespa);

Following the scheduled end to the call (11:30 a.m. in Portuguese and 13:00 p.m. in

English):

Audio replay by calling 5511 31931012 or 5511 28204012, the passwords being 1843526# (Portuguese) and 5591183# (English). The replay will be available immediately following the call until November 7, 2016;

The audio format in the Investor Relations site within two hours; and

The transcription of the audio replays within a period of five days after the call.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, November 01, 2016.

MARCELO KOPEL

Investor Relations Officer

3rd quarter 2016 – Earnings Review

Conference Call

Eduardo Mazzilli de Vassimon

Executive Vice-President, CFO (Chief Financial Officer)

and CRO (Chief Risk Officer)

Marcelo Kopel

Investor Relations Officer

Pro Forma Information

The merger between Itaú Chile and CorpBanca was concluded on April, 1st. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank.

In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

Itaú Unibanco Holding S.A.	2

Highlights

Recurring Net Income

R$5.6 billion	Consolidated	▲ + 0.4% (3Q16/2Q16) ▼ - 8.9% (3Q16/3Q15)
R$5.3 billion	Brazil	▲ + 2.4% (3Q16/2Q16) ▼ - 7.3% (3Q16/3Q15)

Recurring ROE (p.a.)

19.9%	Consolidated	▼ - 70 bps (3Q16/2Q16) ▼ - 420 bps (3Q16/3Q15)
20.8%	Brazil	▼ - 30 bps (3Q16/2Q16) ▼ - 330 bps (3Q16/3Q15)

Credit Quality (September/16)

NPL 90 3.9%	Consolidated	▲ + 30 bps (3Q16/2Q16) ▲ + 90 bps (3Q16/3Q15)

Ex-Specific Economic Group: 3.6% ▬ (3Q16/2Q16)

NPL 90 4.8%	Brazil	▲ + 30 bps (3Q16/2Q16) ▲ + 100 bps (3Q16/3Q15)

Ex-Specific Economic Group: 4.4% ▼ (3Q16/2Q16)

	3Q16 / 2Q16	3Q16 / 3Q15
Financial Margin with Clients:	▲ + 5.9%	▼ - 3.0%
Financial Margin with Clients - Brazil:	▲ + 8.0%	▲ + 1.4%
Financial Margin with the Market:	▲ + 15.0%	▼ - 23.2%
Financial Margin with the Market - Brazil:	▲ + 19.2%	▼ - 29.3%
Provision for Loan Losses:	▼ - 2.7%	▲ + 2.9%
Provision for Loan Losses - Brazil:	▼ - 3.1%	▲ + 2.9%
Fees and Result from Insurance[1]:	▬ 0.0%	▲ + 6.3%
Fees and Result from Insurance[1] - Brazil:	▲ + 1.4%	▲ + 7.8%
Non-Interest Expenses:	▲ + 8.4%	▲ + 7.4%
Non-Interest Expenses - Brazil:	▲ + 11.7%	▲ + 9.4%
Efficiency Ratio:	▲ +190 bps	▲ + 430 bps
Efficiency Ratio - Brazil:	▲ + 240 bps	▲ + 370 bps
Credit Portfolio (Endorsements and Sureties):	▼ - 0.6%	▼ - 11.0%
Credit Portfolio (Endorsements and Sureties) - Brazil:	▼ - 1.1%	▼ - 10.4%

[1] Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses.
Note: Results from Brazil consider units abroad ex-Latin America.

3

Recurring ROE / Recurring ROA Consolidated ROE / ROA 24.7% 24.9% 24.5% 24.8% 24.1% 22.1% 19.6% 20.6% 19.9% 1.8% 1.8% 1.7% 1.8% 1.8% 1.6% 1.4% 1.6% 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quartely) Brazil ROE1 21.1% 2Q16 1 Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. 1.6% 3Q16 20.8% 3Q16 4

Results

Itaú

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change	
Operating Revenues	**27,597**	**26,478**	**1,119**	**4.2%**	**28,267**	**(669)**	**-2.4%**	**80,960**	**80,758**	**202**	**0.2%**
Managerial Financial Margin	17,706	16,588	1,118	6.7%	18,734	(1,028)	-5.5%	51,706	52,771	(1,065)	-2.0%
Financial Margin with Clients	15,958	15,068	890	5.9%	16,459	(501)	-3.0%	46,700	47,063	(363)	-0.8%
Financial Margin with the Market	1,749	1,520	228	15.0%	2,276	(527)	-23.2%	5,006	5,708	(702)	-12.3%
Commissions and Fees	7,825	7,816	9	0.1%	7,264	561	7.7%	22,971	21,405	1,567	7.3%
Result from Insurance [1]	2,067	2,074	(8)	-0.4%	2,268	(201)	-8.9%	6,282	6,582	(300)	-4.6%
Result from Loan Losses	**(5,230)**	**(5,365)**	**136**	**-2.5%**	**(4,876)**	**(353)**	**7.2%**	**(17,568)**	**(14,114)**	**(3,454)**	**24.5%**
Provision for Loan Losses	(6,169)	(6,337)	169	-2.7%	(5,997)	(172)	2.9%	(20,330)	(17,478)	(2,851)	16.3%
Recovery of Loans Written Off as Losses	939	972	(33)	-3.4%	1,120	(181)	-16.2%	2,762	3,364	(603)	-17.9%
Retained Claims	**(375)**	**(352)**	**(23)**	**6.4%**	**(437)**	**62**	**-14.3%**	**(1,121)**	**(1,191)**	**70**	**-5.8%**
Operating Margin	**21,993**	**20,761**	**1,232**	**5.9%**	**22,953**	**(960)**	**-4.2%**	**62,270**	**65,453**	**(3,183)**	**-4.9%**
Other Operating Income/(Expenses)	**(14,159)**	**(13,093)**	**(1,066)**	**8.1%**	**(13,366)**	**(793)**	**5.9%**	**(39,872)**	**(37,797)**	**(2,075)**	**5.5%**
Non-interest Expenses	(12,374)	(11,415)	(960)	8.4%	(11,525)	(850)	7.4%	(34,698)	(32,521)	(2,177)	6.7%
Non-interest Expenses ex-extraordinary events [2]	(11,412)	(11,415)	2	0.0%	(11,421)	8	-0.1%	(33,736)	(32,417)	(1,319)	4.1%
Tax Expenses and Other [3]	(1,785)	(1,678)	(107)	6.4%	(1,841)	57	-3.1%	(5,174)	(5,276)	102	-1.9%
Income before Tax and Minority Interests	**7,834**	**7,669**	**166**	**2.2%**	**9,587**	**(1,753)**	**-18.3%**	**22,399**	**27,656**	**(5,258)**	**-19.0%**
Income Tax and Social Contribution	**(2,191)**	**(1,899)**	**(292)**	**15.4%**	**(3,032)**	**841**	**-27.7%**	**(5,829)**	**(8,440)**	**2,611**	**-30.9%**
Minority Interests in Subsidiaries	**(49)**	**(195)**	**146**	**-75.0%**	**(412)**	**363**	**-88.1%**	**(238)**	**(1,115)**	**877**	**-78.7%**
Recurring Net Income	**5,595**	**5,575**	**20**	**0.4%**	**6,144**	**(549)**	**-8.9%**	**16,332**	**18,101**	**(1,769)**	**-9.8%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[2] Extraordinary events related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement, in the amount of R$275 million.

[3] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

5

Results – Brazil and Latin America

Itaú

In R$ millions	3Q16			2Q16			change		
	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	**27,597**	**25,416**	**2,181**	**26,478**	**23,972**	**2,507**	**4.2%**	**6.0%**	**-13.0%**
Managerial Financial Margin	17,706	16,161	1,545	16,588	14,835	1,753	6.7%	8.9%	-11.9%
Financial Margin with Clients	15,958	14,698	1,260	15,068	13,607	1,461	5.9%	8.0%	-13.8%
Financial Margin with the Market	1,749	1,463	285	1,520	1,228	293	15.0%	19.2%	-2.5%
Commissions and Fees	7,825	7,221	603	7,816	7,094	722	0.1%	1.8%	-16.4%
Result from Insurance [2]	2,067	2,034	33	2,074	2,042	32	-0.4%	-0.4%	4.2%
Result from Loan Losses	**(5,230)**	**(4,864)**	**(366)**	**(5,365)**	**(5,015)**	**(351)**	**-2.5%**	**-3.0%**	**4.4%**
Provision for Loan Losses	(6,169)	(5,757)	(412)	(6,337)	(5,941)	(396)	-2.7%	-3.1%	4.0%
Recovery of Loans Written Off as Losses	939	893	46	972	927	45	-3.4%	-3.6%	0.7%
Retained Claims	**(375)**	**(367)**	**(8)**	**(352)**	**(344)**	**(8)**	**6.4%**	**6.6%**	**-1.2%**
Operating Margin	**21,993**	**20,186**	**1,808**	**20,761**	**18,613**	**2,148**	**5.9%**	**8.5%**	**-15.9%**
Other Operating Expenses	**(14,159)**	**(12,714)**	**(1,445)**	**(13,093)**	**(11,464)**	**(1,629)**	**8.1%**	**10.9%**	**-11.3%**
Non-interest Expenses	(12,374)	(10,973)	(1,401)	(11,415)	(9,828)	(1,587)	8.4%	11.7%	-11.7%
Tax Expenses and Other [3]	(1,785)	(1,741)	(44)	(1,678)	(1,636)	(42)	6.4%	6.4%	3.8%
Income before Tax and Minority Interests	**7,834**	**7,471**	**363**	**7,669**	**7,149**	**520**	**2.2%**	**4.5%**	**-30.2%**
Income Tax and Social Contribution	**(2,191)**	**(2,064)**	**(127)**	**(1,899)**	**(1,857)**	**(42)**	**15.4%**	**11.1%**	**202.7%**
Minority Interests in Subsidiaries	**(49)**	**(59)**	**10**	**(195)**	**(69)**	**(126)**	**-75.0%**	**-14.9%**	**-107.8%**
Recurring Net Income	**5,595**	**5,349**	**246**	**5,575**	**5,223**	**352**	**0.4%**	**2.4%**	**-30.2%**

[1] Includes units abroad ex-Latin America.

[2] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[3] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.

6

Credit and Trading & Insurance and Services

3Q16       2Q16       change         Consolidated Credit and Insurance Excess   Consolidated Credit and Insurance Excess   Consolidated Credit and Insurance Excess     In R$ billions   Trading and Services Capital     Trading and Services Capital     Trading and Services Capital     Operating Revenues 27.6 14.7 12.2 0.7   26.5 14.5 11.5 0.5   4.2% 1.4% 6.6% 30.0%     Managerial Financial Margin 17.7 12.2 4.8 0.7   16.6 12.0 4.0 0.5   6.7% 1.4% 19.4% 30.0%     Commissions and Fees 7.8 2.5 5.3 -   7.8 2.5 5.4 -   0.1% 1.3% -0.4% -     Result from Insurance 2.1 - 2.1 -   2.1 - 2.1 -   -0.4% - -0.4% -     Result from Loan Losses (5.2) (5.2) - -   (5.4) (5.4) - -   -2.5% -2.5% - -     Retained Claims (0.4) - (0.4) -   (0.4) - (0.4) -   6.4% - 6.4% -     Non-interest Expenses and (14.2) (6.8) (7.3) (0.0)   (13.3) (6.7) (6.6) (0.0)   6.9% 2.4% 11.5% 30.0%     Other Expenses                                         Recurring Net Income 5.6 1.7 3.3 0.5   5.6 1.8 3.4 0.4   0.4% -4.2% -0.3% 26.0%     Regulatory Capital 114.7 55.4 37.7 21.7   110.6 56.1 37.1 17.4   3.7% -1.2% 1.4% 24.8%     Recurring Return 19.9% 12.5% 35.5% 9.6%   20.6% 12.9% 36.1% 9.5%   -70 bps -40 bps -60 bps 10 bps

Itaú Unibanco Holding S.A.	7

Credit Portfolio

Itaú

In R$ millions, end of period		3Q16	2Q16	change	3Q15	change
Consolidated	**Individuals**	**182,517**	**182,626**	**-0.1%**	**186,128**	**-1.9%**
	Credit Card Loans	55,750	54,455	2.4%	55,051	1.3%
	Personal Loans	27,879	28,703	-2.9%	30,256	-7.9%
	Payroll Loans	45,638	46,489	-1.8%	45,695	-0.1%
	Vehicle Loans	15,905	16,700	-4.8%	21,632	-26.5%
	Mortgage Loans	37,345	36,280	2.9%	33,493	11.5%
	Companies	**244,191**	**251,136**	**-2.8%**	**293,686**	**-16.9%**
	Corporate Loans	183,418	188,897	-2.9%	222,761	-17.7%
	Very Small, Small and Middle Market Loans	60,773	62,239	-2.4%	70,925	-14.3%
	Latin America	**141,037**	**139,241**	**1.3%**	**161,959**	**-12.9%**
	Total with Endorsements and Sureties	**567,744**	**573,003**	**-0.9%**	**641,773**	**-11.5%**
	Corporate - Private Securities	37,330	35,603	4.9%	38,332	-2.6%
	Total with Endorsements, Sureties and Private Securities	**605,074**	**608,606**	**-0.6%**	**680,105**	**-11.0%**
	Total with Endorsements, Sureties and Private Securities (ex-foreign exchange rate variation)	**605,074**	**611,642**	**-1.1%**	**640,777**	**-5.6%**

Latin America Breakdown

In R$ millions, end of period	3Q16	2Q16	change
Individuals	44,012	42,825	2.8%
Credit Card Loans	4,440	4,377	1.4%
Personal Loans	19,322	18,594	3.9%
Mortgage Loans	20,250	19,853	2.0%
Companies	97,025	96,416	0.6%
Total with Endorsements and Sureties	**141,037**	**139,241**	**1.3%**

In R$ millions, end of period	3Q16	%	2Q16	change
Argentina	7,035	5.0%	6,794	3.5%
Chile	91,102	64.6%	90,460	0.7%
Colombia	28,978	20.5%	28,033	3.4%
Paraguay	5,926	4.2%	5,925	0.0%
Panama	1,173	0.8%	1,304	-10.0%
Uruguay	6,822	4.8%	6,724	1.5%
Total with Endorsements and Sureties	**141,037**	**100.0%**	**139,241**	**1.3%**

Itaú Unibanco Holding S.A.

8

Loan Portfolio Mix Change 1 (%)

Itaú Unibanco’s share in

Latin America businesses

Consolidated Sep-16 22.6 11.6 3.2 11.3 5.5 9.7 9.2 26.8 12.5

Sep-16	30.9	15.9	4.4	15.4	7.6	13.3		12.6
Sep-15	35.4	16.4	5.3	13.5	7.3	12.5		12.3
Brazil [2]
Sep-14	33.5	17.5	8.2	14.2	7.3	10.6		11.3
Sep-13	32.3	20.5	12.2	12.3		7.6	9.7	8.0
Sep-12	30.1	23.0		16.3	11.1	8.4	8.6 5.4

Corporate	Very Small, Small and Middle Market	Vehicles	Credit Card
Personal Loans	Latin America [3]	Mortgage Loans	Payroll Loans

1 Does not include endorsements and sureties; 2 includes units abroad ex-Latin America; 3 excludes Brazil.

Itaú Unibanco Holding S.A.	9

Financial Margin | Annualized average rate

				14.0%	14.1%	14.1%	14.1%		14.1%

			13.1%
		12.1%
10.8%	11.1%		10.8%	10.9%	11.0%	11.1%		10.9%
		10.6%							10.4%
					10.9%	10.9%		10.8%
			10.7%	10.8%
		10.5%					9.8%	1
10.3%	10.5%					10.0%			10.2%
	10.4%					9.9%
10.2%							9.6%[2]
7.6%	7.8%		7.4%	7.4%	7.5%
		7.0%						6.8%
									6.8%
	7.6%					6.1%		6.3%
7.1%					7.1%
			7.1%	6.9%			6.1%
		6.7%							6.4%
						5.5%

							5.8%
						5.4%
						4.9%
3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16		3Q16
Annualized average rate of spread-sensitive operations - without CorpBanca					Annualized average rate of financial margin with clients - without CorpBanca
Annualized average rate of risk-adjusted spread-sensitive operations - without CorpBanca					Annualized average rate of risk-adjusted financial margin with clients - without CorpBanca
CDI (annualized quarterly rate)					Annualized average rate of financial margin with clients - with CorpBanca
Annualized average rate of risk-adjusted spread-sensitive operations - with CorpBanca					Annualized average rate of risk-adjusted financial margin with clients - with CorpBanca
Annualized Average rate of spread-sensitive operations - with CorpBanca
[1] Excluding the impact of the securities impairment occurred in 2Q16 in the amount of R$539 million, this ratio would have been 10.2%.
[2] Excluding the impact of the securities impairment occurred in 2Q16 in the amount of R$539 million, this ratio would have been 10.0%.
Itaú Unibanco Holding S.A.									10

Financial Margin with the Market

				1,682	1,744	1,711	1,701
		1,213	1,383
				2,276
	899	1,871
829			1,561			1,737	1,520
					1,269
1,083	1,018			2,069
		1,907	1,365			1,615	1,228
974	1,068				1,152
				207		122	293
109		(36)	196		117
	(50)

3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16
		Financial Margin with the Market - Brazil [1]

Financial Margin with the Market - Latin America2

1-year moving average of Financial Margin with the Market

1 Includes units abroad ex-Latin America; 2 Excludes Brazil.

Itaú Unibanco Holding S.A.

In R$ millions

1,569

1,749

1,463

285

3Q16

11

Credit Quality

90-day NPL Ratio - Consolidated - %

5.6	5.2	4.9
			4.6												4.5	4.8
				4.3										4.4
					4.0
4.8						3.8	3.7	3.6	3.4	3.3	3.6	3.8	3.9			4.4*
	4.4	4.2														3.9
			3.9
				3.5	3.3	3.2	3.1						3.2	3.5	3.6	3.6*
								3.0	2.9	2.8	3.0	3.0

0.9	0.8	0.8	0.7	0.7	0.7	0.8	0.7	0.9	1.1	1.1	1.1	1.2	1.1	1.1	1.1	1.2
Sep-12	Dec-12 Mar-13		Jun-13	Sep-13 Dec-13 Mar-14 Jun-14 Sep-14					Dec-14 Mar-15		Jun-15	Sep-15 Dec-15 Mar-16 Jun-16 Sep-16
			Total					Brazil1				Latin America2

90-day NPL Ratio – Brazil 1 - %

.4	5.8	6.0	6.0	6.3

		5.6	5.9	5.7
	4.7			2.8
.2
		1.5	1.6
.5	1.1

1.4*

-15 Dec-15 Mar-16 Jun-16 Sep-16

Market Companies

* Excluding specific economic group effect. 1 Includes units abroad ex-Latin America. 2 Excludes Brazil.

Itaú Unibanco Holding S.A.	12

Credit Quality   15 to 90-day NPL Ratio - Consolidated - %     7.5 6.6     4.4   3.8     7.0   6.2   5.6   5.1 4.9 4.3 4.8   4.3 4.2 4.2 4.2 3.9 3.8     3.9 4.2 4.3 4.2 4.2 4.2   3.8   3.4   4.1 3.6 3.2 3.2 3.1   3.1 3.2 2.9 2.6 3.6 3.6 3.4 2.9 3.0 3.1 3.0 3.1 3.2 2.8 2.6 2.7 2.6 1.9 1.2 1.4 0.9 3.6 3.8 3.3 3.2 3.2 2.9 2.3 1.5 2.1 2.1 1.5 0.4 0.3 0.7   0.8 0.6 0.4 0.3 0.6 0.8 0.5 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Total   Brazil1 Latin America2   Individuals (Brazil) Very Small, Small and Middle Market Companies (Brazil)   Corporate (Brazil) 1 Includes units abroad ex-Latin America. 2 Excludes Brazil. 13 Itaú Unibanco Holding S.A.

Credit Quality 90-day NPL Ratio and 90-day NPL Ratio Excluding Fully Provisioned Credits – Brazil 1 (%) 5.2 4.9 4.8 4.9 5.4 5.8 6.0 2.0 1.8 1.9 2.2 2.4 2.4 2.3 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Individuals   Individuals (ex-Fully Provisioned Credits) 16 5.9 5.7 2.3 2.2 Jun-16 Sep-16 3.0 3.9 1.1 0.9 Jun-16 Sep-16 1 Includes units abroad ex-Latin America. NPL Creation * Excluding specific economic group effect. 1 Loan portfolio average balance of the two previous quarters. Itaú Unibanco Holding S.A. In R$ million 5,329 6,756 5,162* 4,190 4,058 2,308 1,059 713* .9% 1.9% 1.5% 1.9% 0.7% 0.5%* 2Q16 3Q16 portfolio¹ - Retail Brazil Brazil 14

Renegotiated Loan Operations

Itaú

Total Renegotiated Portfolio | Breakdown by Days Overdue [1] (in R$ billion)

(Data prior to June/16 do not include CorpBanca)



Brazil [2]
22.7
23.8
17.4
16.6
19.4
20.0
21.9
23.0
22.7
24.1
25.3
0.1 0.1 0.1 0.1 0.1 0.2 0.4 1.4 1.5
1.7 1.8 1.8 1.9 1.9 2.1 2.0 1.9 1.9
5.6 5.4 5.4 5.3 5.7 6.0 6.3 6.8 7.2
4.8 4.2 5.1 5.2 5.8 6.6 6.2 6.1 6.4
1.2 1.1 2.5 2.6 3.1 2.6 2.3 2.2 2.1
3.9 3.9 4.4 4.9 5.3 5.4 5.6 5.6 6.2
Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16
Days overdue: measured at the moment of renegotiation
Latin America [3]
Write-off
When over 90 days overdue
When 31-90 days overdue
When up to 30 days overdue
When non-overdue

Delinquency and 90-day NPL Coverage of Total Renegotiated Portfolio [1]

(Data prior to June/16 do not include CorpBanca)



182% 184% 195% 187% 198% 187% 184% 210% 188%* 167%
21.8% 22.4% 18.8% 18.2% 16.3% 18.2% 20.4% 20.7% 26.4% 21.5%*
3.8 3.7 3.6 3.7 3.6 4.2 4.6 5.0 6.7[4]
0.0 0.0 0.0 0.0 0.0 0.1 0.0 0.3 0.3
3.8 3.7 3.6 3.6 3.6 4.1 4.6 4.7 6.4
Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16
90-day NPL (R$ billion) - Brazil [2]
90-day NPL (R$ billion) - Latin America [3]
90-day NPL Coverage - Total Renegotiated Loans Operations
90-day NPL - Total Renegotiated Loans Operations

[1] Measured at the moment of renegotiation; [2] Includes units abroad ex-Latin America; [3] Excludes Brazil; [4] Excluding the effect of specific economic group, the balance of 90-day NPL of the renegotiated portfolio would have been R$5.1 billions. * Excluding the effect of specific economic group.

Itaú Unibanco Holding S.A.
15

Provision for Loan Losses by Segment In R$ million

4,865 5,714 4,828 358 323 338 1,892 915 1,112 3,628 3,378 3,464 3Q14 4Q14 1Q15 Retail Banking - Brazil

5,768 5,997 6,366 383 392 399 1,362 1,629 1,295 3,747 4,302 4,621 2Q15 3Q15 4Q15 Wholesale Banking - Brazil 7,824 772 6,337 6,169 2,728 396 412 1,546 1,825 4,323 4,395 3,932 1Q16 2Q16 3Q16 Latin America ex-Brazil

Note: CorpBanca information from the 3Q14 to the 1Q16 refers to the accounting data disclosed.

Itaú Unibanco Holding S.A. 16

Coverage Ratio (90-day NPL) 296% 367% 369% 256% 402% 462% 458% 494% 502% 204% 182% 182% 181% 164% 201% 194% 199% 188% 192% 187% 183% 191% 195% 174% 178% 181% 164% 166% 169% 216% 212% 208% 206% 200% 195% 185% 172% 172% 164% 232% 345% 228% 215% 215% 210% 214% 209% 213% 204% 206% 202% 200% 160% 159% 159% Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Total Total (ex-specific economic group) Total - Brazil Latin America ex-Brazil Retail - Brazil Wholesale - Brazil Wholesale - Brazil (ex-specific economic group)

Itaú Unibanco Holding S.A.	17

Allowance for Loan Losses by Type of Risk – Consolidated Allocation of Allowance for Loan Losses by Type of Risk In R$ millions Regulatory Breakdown CorpBanca 38,470 39,103 36,035 1,957 16,353 16,596 Potential 15,080 Expected and/or Potential Loss Related to expected loss in Retail segment and potential loss in Wholesale segment Retail - Brazil1 6,323 Wholesale - Brazil1 8,567 Latin America2 1,706 39,103 Complementary Allowance 10,440 Generic 9,590 9,334 Aggravated 7,633 Overdue 11,366 12,527 13,174 Renegotiations (non-overdue/aggravated) Renegotiation and overdue loans Retail - Brazil1 1,255 4,329 5,584 Related to aggravated 632 2,247 2,878 risk rating of overdue Wholesale - Brazil1 and renegotiated operations Latin America2 178 693 871 Overdue operations Fully Provisioned according to the 3,013 6,613 9,627 Brazilian Central Bank Retail - Brazil1 Related to minimum 1,229 2,576 provision required for Wholesale - Brazil1 1,347 overdue operations 631 971 according to CMN Latin America2 339 Resolution 2,682/1999 Allowance 10,396 Specific Allowance 18,268 Dec-15 Jun-16 Sep-16 1 Includes units abroad ex-Latin America. 2 Excludes Brazil. Itaú Unibanco Holding S.A.

Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil 105% 4.4 4.2 2Q16 Wholesale Banking - Brazil 146% 1.5 1.1 In R$ billions 97% 3.9 4.1 3Q16 In R$ billions * 256% 79% 1.8 2.3 Latin America ex-Brazil 2Q16 499% 3Q16 In R$ billions 105% 0.4 0.1 2Q16 Total 119% 6.3 5.3 2Q16 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation * Excluding specific economic group effect. Itaú Unibanco Holding S.A. 0.4 0.4 3Q16 120%* In R$ billions 91% 6.2 6.8 3Q16 19

Commissions & Fees and Result from Insurance

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change	
Asset Management [1]	776	741	34	4.7%	707	68	9.6%	2,200	1,972	229	11.6%
Current Account Services	1,589	1,596	(6)	-0.4%	1,396	193	13.8%	4,730	4,058	671	16.5%
Credit Operations and Guarantees Provided	818	793	25	3.2%	810	8	1.0%	2,369	2,385	(16)	-0.7%
Collection Services	414	404	10	2.4%	375	39	10.3%	1,183	1,113	70	6.3%
Credit Cards	3,102	3,016	86	2.8%	2,831	271	9.6%	9,025	8,474	551	6.5%
Other	523	544	(21)	-3.9%	456	67	14.7%	1,551	1,484	67	4.5%
Latin America (ex-Brazil)	603	722	(118)	-16.4%	688	(85)	-12.3%	1,913	1,918	(6)	-0.3%
Commissions and Fees	**7,825**	**7,816**	**9**	**0.1%**	**7,264**	**561**	**7.7%**	**22,971**	**21,405**	**1,567**	**7.3%**
Result from Insurance, Pension Plan and Premium Bonds	1,555	1,560	(5)	-0.3%	1,563	(8)	-0.5%	4,667	4,590	77	1.7%
Total	**9,380**	**9,376**	**4**	**0.0%**	**8,827**	**553**	**6.3%**	**27,638**	**25,994**	**1,644**	**6.3%**
(-) Result from Other Insurance Activities [2]	74	94	(19)	-20.8%	95	(21)	-21.8%	272	278	(5)	-2.0%
Total excluding Other Insurance Activities [2]	**9,306**	**9,283**	**24**	**0.3%**	**8,733**	**574**	**6.6%**	**27,366**	**25,716**	**1,649**	**6.4%**

[1] Includes fund management fees and consortia management fees.
[2] Other insurance activities include extended warranty, health insurance, other products and our stake in IRB.



8,262
8,448
8,517
8,650
8,827
9,480
8,882
9,376
9,380
35.3%
35.1%
33.6%
33.4%
32.0%
34.7%
33.8%
36.1%
34.6%
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
Commissions and Fees and Result from Insurance Operations*
(Commissions and Fees and Result from Insurance Operations*)/(Financial Margin + Commissions and Fees and Result from Insurance Operations*)

* Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.

20

Non-Interest Expenses

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change	
Personnel Expenses [1]	(5,867)	(4,609)	(1,258)	27.3%	(4,628)	(1,239)	26.8%	(14,834)	(12,811)	(2,023)	15.8%
Administrative Expenses	(3,867)	(3,993)	126	-3.2%	(4,026)	159	-3.9%	(11,554)	(11,633)	79	-0.7%
Operating Expenses	(1,261)	(1,338)	77	-5.8%	(1,361)	101	-7.4%	(3,837)	(3,867)	29	-0.8%
Other Tax Expenses [2]	(94)	(103)	9	-8.7%	(97)	3	-3.4%	(284)	(274)	(10)	3.7%
Latim America (ex-Brazil) [3]	(1,285)	(1,372)	87	-6.3%	(1,413)	127	-9.0%	(4,188)	(3,936)	(252)	6.4%
Total	**(12,374)**	**(11,415)**	**(960)**	**8.4%**	**(11,525)**	**(850)**	**7.4%**	**(34,698)**	**(32,521)**	**(2,177)**	**6.7%**
(-) Operations Abroad	(1,586)	(1,774)	188	-10.6%	(1,687)	100	-6.0%	(5,235)	(4,822)	(413)	8.6%
Total (ex-operations abroad)	**(10,788)**	**(9,640)**	**(1,148)**	**11.9%**	**(9,838)**	**(950)**	**9.7%**	**(29,463)**	**(27,699)**	**(1,764)**	**6.4%**
(-) Extraordinary Events [4]	(962)	-	-	-	(104)	-	-	(962)	(104)	(858)	-
Total (ex-extraordinary events)	**(11,412)**	**(11,415)**	**2**	**0.0%**	**(11,421)**	**8**	**-0.1%**	**(33,736)**	**(32,417)**	**(1,319)**	**4.1%**

[1] In the 3Q16, includes expenses due to the collective bargaining agreement in the amount of R$537 million;
[2] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; [3] Does not considers overhead allocation. [4] Related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement, in the amount of R$275 million.

Employees


101,774
100,631
100,143
99,501
99,033
97,865
97,043
96,460
95,984
13,888
13,681
13,583
13,720
13,785
13,672
13,469
13,531
13,552
754
758
787
753
758
712
703
716
695
87,132
86,192
85,773
85,028
84,490
83,481
82,871
82,213
81,737
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Brazil
Abroad (ex-Latin America)
Latin America

Branches and Client Service Branches


5,338
5,365
5,327
5,298
5,307
5,279
5,215
5,154
5,119
23
31
34
56
74
94
108
115
130
3,913
3,941
3,909
3,868
3,871
3,821
3,755
3,707
3,664
860
852
844
834
822
824
813
794
780
542
541
540
540
540
540
539
538
545
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Itaú Unibanco Holding S.A.
21

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Efficiency Ratio - Consolidated 68.8 67.2 67.8 45.3 46.4 45.5 46.7 68.6 48.6 69.2 65.4 44.9 2Q16 3Q16 Efficiency Ratio (%) -Adjusted Efficiency Ratio (%) Efficiency Ratio without extraordinary items of non-interest expenses. Efficiency Ratio - Brazil 1 65.9 67.2 43.5 44.4 44.7  67.5 47.1  67.9 2Q16 3Q16 Efficiency Ratio (%) -Adjusted Efficiency Ratio (%) 1 Includes units abroad ex-Latin America 22 Itaú Unibanco Holding S.A.

Core Capital Ratio (Common Equity Tier I)

Changes in the Core Capital Ratio
14.8%	0.7%	-0.1%	0.3%	-0.1%	0.1%	15.7%

Common Equity	3Q16 Net Income	Dividends and	Credit Risk-weighted	Market Risk-weighted	Operational Risk-	Common Equity
Tier I (CET I) Jun-16		other changes in	Assets	Assets	weighted Assets	Tier I (CET I) Sep-16
stockholders’ equity

Full application of Basel III rules │September 30, 2016

15.7% -1.3% 14.4% -0.3% 14.1% -0.5% 13.6% 1.0% 14.6%

Common Equity	Deductions	CET I with Full	Risk-weighted	CET I with Fully	Impact of Citibank	CET I with Fully	Use of	Simulated CET I
Tier I (CET I)	Schedule	Deductions	Assets Rules	Loaded Basel III	and Itaú BMG	Loaded Basel III	Tax Credits	with Fully Loaded
Sep-16	Anticipation[1]		Anticipation [2]	Rules	Consignado[3]	Rules after Impact		Basel III Rules[4]
of Citibank and Itaú
BMG Consignado

Note: Citibank’s consolidation considers retail business in Brazil. [1] Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss,
Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. [2] Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts.
This multiplier, which is at 10.1 nowadays, will be 12.5 in 2019. [3] Estimated effect based on preliminary information and pending regulatory approvals. [4] Does not consider any reversal of complementary allowance for
loan losses.	23
Itaú Unibanco Holding S.A.

2016 Forecast Consolidated Total Credit Portfolio 2 From -10.5% to -5.5% Financial Margin with Clients From -2.5% to 0.5% Provision for Loan Losses Net of Recovery of Loans Between R$23.0 bn and R$26.0 bn Commissions and Fees and Result from Insurance From 4.0% to 7.0% Operations3 Non-Interest Expenses From 2.0% to 5.0% Brazil 1 From -11.0% to -6.0% From -1.0% to 2.0% Between R$21.0 bn and R$24.0 bn From 4.5% to 7.5% From 2.5% to 5.5% Consolidated forecasts were calculated based on consolidated pro forma financial information, which considers Itaú Corpbanca´s consolidation in prior periods. 1 Includes units abroad ex-Latin America; 2 Includes endorsements, sureties and private securities; 3 Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

Itaú Unibanco Holding S.A. 24

Acquisitions

Citibank’s Retail Business in Brazil

▪ The retail business (for individuals) carried out by Citibank in Brazil includes approximately:

▪ 315,000 checking accounts holders

▪ 71 branches

▪ R$35 billion in deposits and assets under management

▪ 1.1 million credit cards

▪ R$ 6 billion loan portfolio

▪ Amount of R$710 million for the business, which includes:

▪ Loans;

▪ Deposits;

▪ Credit Cards;

▪ Asset management;

▪ Insurance brokerage;

▪ Equity investments held in TECBAN and in Cibrasec.

▪ The impact on our core capital (Common Equity Tier 1) arising from this transaction is estimated at approximately 40 bps (considering the full implementation of the Basel III rules).

▪ The operation was performed with a 1.3X implicit P/BV* (from the perspective of capital consumption for Itaú Unibanco).

The completion of this transaction is subject to closing conditions, including applicable governmental approvals from the Central Bank of Brazil and the Brazilian Antitrust Authority (CADE).

* P/BV = Price to Book Value

Itaú Unibanco Holding S.A.

Itaú BMG Consignado

▪ Acquisition of a 40% stake in the total capital of Banco Itaú BMG Consignado S.A., holding 100% of the total capital upon the consummation of the acquisition.

▪ Payment of approximately R$1.28 billion to Banco BMG S.A., adjusted by the CDI variation since December 31, 2015 until the date of effective transfer of shares (including obtaining regulatory approvals).

▪ New trade agreement with BMG for distribution of payroll loans on their proprietary distribution channels.

▪ The impact on our core capital (Common Equity Tier 1) arising from this transaction is estimated at approximately 10 bps (considering the full implementation of the Basel III rules).

▪ The operation was performed with a 1.4X P/BV*.

The completion of this transaction is subject to closing conditions, including applicable governmental approvals from the Central Bank of Brazil.

25

2016 APIMEC Meeting in São Paulo

Thursday, November 17th at 2:00 p.m.

Hotel Unique – Espaço de Eventos

Av. Brigadeiro Luiz Antônio, 4700 - Jardim Paulista –

São Paulo – SP

Valet parking available

The presentation will be transmitted via website www.itau.com.br/investor-relations,

including simultaneous translation into English.

To confirm your attendance, please send an e-mail to itau@apimec2016.com.br or call 0800 776 01 56

Please access the Investor Relations website for further information.

www.itau.com.br/investor-relations

Itaú Unibanco Holding S.A.	26

3rd quarter 2016 – Earnings Review

Conference Call

Eduardo Mazzilli de Vassimon

Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer)

Marcelo Kopel

Investor Relations Officer